UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number No. 0-28697

VOIP Telecom, Inc.

(Exact name of registrant as specified in its charter)

1850 East Flamingo Road #111, Las Vegas, Nevada 89119 (702) 866-5834

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: Zero

     Pursuant to the requirements of the Securities Exchange Act of 1934, Diversified Thermal Solutions, Inc., a Tennessee corporation, has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: April 11, 2005	By:	/s/ B. Grant Hunter

	Name:	B. Grant Hunter
	Title:	President and Chief Executive Officer